

Morningstar Credit Ratings, LLC

Exhibit 2 - Policies and Procedures used in determining credit ratings

- ➢ General Description of Credit Rating Process

- ➢ Regulatory Governance Board Charter

- ➢ Policy Glossary



MORNINGSTAR CREDIT RATINGS, LLC (MCR)

Policy and Procedure

General Description of Credit Rating Process

Table of Contents

This description provides a general overview of the Credit Rating process for Morningstar Credit Ratings, LLC (MCR).

Initiation of a Credit Rating

It is at the sole discretion of MCR to initiate a Credit Rating. The request for a Credit Rating can come from (i) an issuer or arranger, (ii) an investor, or (iii) MCR itself. For requests made by issuers, arrangers, or investors, MCR would be compensated pursuant to the terms of an agreement with such party. For issuer or arranger requests, this agreement would also provide that MCR receive certain information relevant to its credit analysis. Credit Ratings initiated by MCR that may be provided without the full participation of the issuer (or in the case of a new-issuance transaction, the arranger) are considered Unsolicited Ratings.

Information Used in the Credit Rating Process

MCR reviews and relies on certain information provided to it, to the extent enumerated in the respective Ratings Report, and the applicable methodologies and criteria for the transaction. This may include information available on an issuer or arranger website, information provided by third-party vendors, publicly available information, investor reporting, or other sources MCR considers reliable. The applicable ratings methodology establishes more specifically the information required for a rating. The methodologies can be found on MCR's public website.

Unless otherwise required under MCR's policies and procedures, MCR does not independently verify or perform due diligence on the information described above. In addition, MCR does not audit or verify the truth or accuracy of any such information. As a result, any Ratings Reports provided by MCR related to such information are made without representation or warranty of any kind.

Quantitative and Qualitative Models

Most of MCR's Credit Rating methodologies incorporate quantitative Models that facilitate the determination and analysis of credit stress scenarios and their impact on scheduled principal and interest due on the rated securities or issuers, and/or the mapping of such scenarios and outcomes to specific MCR ratings. The Models vary in complexity from simple calculation tools, formulas, and spreadsheets to stochastic engines. Model inputs and other analytical assumptions may be derived using either qualitative or quantitative methods, and Model inputs and outputs are subject to qualitative adjustments based on our analysts' credit judgment.

Quantitative Models that are incorporated into a Credit Rating methodology are subject to an independent review and approval process prior to being put into use. MCR's Model Risk Management Committee (MRMC), which is responsible for providing oversight over all Model review activities in accordance with MCR's Model Governance Policy, evaluates and approves new and updated quantitative Models. Such activities may include but are not limited to validation, verification, benchmarking, back testing, and/or user acceptance testing. The MRMC determines the scope and depth of the review for a specific Model based on certain risk based criteria that are contained in the Model Governance Policy.

New and updated quantitative Models and the rating methodologies that incorporate them are subject to further review and final approval prior to being put into use by the Morningstar Criteria Committee and the Board (or similar body that carries out oversight of MCR pursuant to regulatory requirements). Once approved and put into use, new or updated methodologies and quantitative Models are applied consistently to both new and existing ratings in accordance with the terms of such methodologies and Models.

All existing Models are also subject to ongoing periodic reviews, the frequency and scope of which the MRMC are determines in accordance with risk based criteria that are contained in the Model Governance Policy.

Methodologies Regarding Credit Ratings of Other Agencies

Unless otherwise stated in the particular methodologies, criteria, or Ratings Reports, MCR generally does not use the Credit Ratings of other rating agencies in the determination of its ratings.

Procedures for Interacting with Management

When interacting with the management of an issuer or obligor, MCR analysts gather information by asking pertinent questions and encouraging open discussions with the agents of an issuer or obligor regarding their credit strengths and weaknesses and trends in their industries. MCR analysts should be prepared to explain during these inquiries and discussions the relevance of the questions to MCR's credit analysis, how the issuer's or obligor's responses may be used in MCR's analysis, and our policies with respect to Confidential Information.

Issuers or obligors may choose to provide documents that are nonpublic in nature or discuss topics that are confidential. However, it is ultimately up to the issuer or obligor whether to participate in the Credit Rating process and to determine what Nonpublic Information it will allow MCR to publish. Although this Nonpublic Information, if relevant, will be incorporated into the credit rating issued, the information discussed or provided will remain confidential, when indicated by the issuer or obligor.

MCR analysts rely on the agents of the issuers and obligors they rate to provide reliable information to the securities markets and to MCR. If MCR has inadequate information to provide a Credit Rating, it may decline to provide a rating or withdraw a current rating, as described below under Withdrawal of Credit Ratings.

Committee Process

The committee process is an important internal control mechanism for promoting the quality of MCR's Credit Ratings and for preserving the integrity of MCR's Credit Rating process. Determinations of Credit Ratings and any subsequent changes thereto are issued through ratings committees that require a majority vote of the committee's voting members. No individual analyst can assign or change a particular Credit Rating without a majority committee vote.

Committees for Credit Ratings changes require a minimum of three members.

Each ratings group consists of credit analysts led by an analytical group head. Generally, the analytical group head or designee of the applicable ratings group designates voting eligibility based on the depth and breadth of the analysts' experience. Although ratings committees typically will consist of members of the same analytical group, members from other analytical groups may be asked to vote in a ratings committee, as permitted or determined appropriate by the applicable analytical group heads and MCR's Ratings Committee Policy.

Sometimes after a ratings committee meeting has taken place, MCR may receive new information regarding the transaction, issuer, or Security. The MCR analytical groups are not required to take this new information to the committee unless it might result in a difference in the Credit Ratings.

Credit Rating Decisions and Dissemination

MCR posts its Credit Rating Actions to its public website, except for Private Credit Ratings. The ratings solicitation status and other required SEC Rule 17g-7 disclosures are also available on MCR's public website.

For public structured finance ratings on a new-issuance transaction, MCR generally prepares a presale report, which contains the preliminary ratings and the material considerations and analysis related to the transaction, before it issues the final Credit Rating. Important considerations for any presale report or analogous document that MCR prepares are the scope, date of such report, review performed, and parameters related to the information in this report. These items are typically contained in the presale report or referenced therein. The presale report is posted on MCR's public website, and, within one business day, a rating announcement of the preliminary ratings is issued.

Upon the close of a structured finance transaction, MCR issues final ratings. When the preliminary ratings remain unchanged, and/or there are no new credit considerations that are significant, material, or adverse that surface before the issuance of final ratings, MCR provides a ratings letter to the issuer and posts its confirmation of the final ratings to MCR's public website. If there are changes to the preliminary ratings and/or considerations that are significant, material, or adverse in nature, in lieu of a final ratings confirmation, MCR prepares a postsale report describing the changes and posts it to MCR's public website. Following the posting of the final ratings confirmation or postsale report, a rating announcement is released on MCR's public website within one business day containing the final rating in addition to the final rating confirmation or the postsale report.

Additionally, for structured finance transactions, under no circumstances should a new issuance rating and associated rating announcement be released until the applicable new issue team has confirmed that the issuer or arranger has indicated that the preliminary prospectus or offering memorandum has been distributed or has otherwise received consent by the issuer or arranger to release the rating consistent with MCR's policies or the engagement agreement with the applicable issuer or arranger.

For new corporate and financial institution ratings, MCR will issue a rating announcement on its public website within one business day of the release of the related rating action.

For all structured finance, as well as corporate and financial institution ratings, MCR will also post to its public website any subsequent surveillance information for issuer/arranger requested ratings. The Credit Ratings, other opinions and identifiers in MCR's surveillance Ratings Reports are as of its publication date. The most recently available Credit Ratings, other opinions and identifiers for the applicable transaction can be found on MCR's public website. In addition, a rating announcement is issued on MCR's public website within one business day following the release of any surveillance updates to Credit Ratings and ratings under review.

As a courtesy, MCR may provide the issuer and/or arranger with an advance copy of its presale report, ratings letters, postsale reports, or certain surveillance Ratings Reports, usually 12 hours prior to its intended publication time. The issuer or arranger has the opportunity to provide comments to clarify any factual errors, omissions, or other misperceptions that could affect the Credit Ratings, or to prevent the unintentional disclosure of Confidential Information. If MCR does not receive a response within the 12-hour time frame, it will presume the issuer or arranger had no comments to provide and will proceed with publication (presuming proceeding would not violate any other confidentiality obligations MCR has). MCR will consider comments but is not obligated to make changes. MCR will not accept comments regarding Credit Ratings or the substance or scope of the Ratings Report or letter. Any consideration of these comments resulting in material rating changes, if any, are subject to a majority vote of the committee discussed above.

Subscription-Based Service

MCR maintains an investor-paid subscription service that provides research (non-ratings) on most U.S. CMBS transactions. A general description of this non-ratings service may be found on MCR's public website at www.morningstarcreditratings.com.

Subscribers to MCR's investor-paid subscription service can find the current Credit Ratings, other opinions and identifiers (where applicable) on MCR's subscription website. For those transactions for which MCR was selected to rate by the issuer or arranger at issuance, the most recent Credit Ratings, other opinions and identifiers will also be posted publicly to MCR's website for the applicable transaction.

Private Credit Ratings

Private Credit Ratings are Credit Ratings that are prepared for a restricted audience and are not made publicly available by MCR. MCR typically provides Private Credit Ratings directly to the requesting party via a ratings letter. Private Credit Ratings are generally conducted in accordance with MCR's policies, procedures, and methodologies, subject to any qualifications, caveats, and parameters set forth in, or provided with, the ratings letter. Ratings letter templates used to disseminate Private Credit Ratings must be approved by the legal department.

Types of Credit Ratings

For other types of credit ratings, please refer to MCR's Types of Credit Ratings Procedures.

Monitoring, Updating, and Reviewing Credit Ratings

General. Except for Credit Ratings clearly identified as Point in Time Ratings, once a Credit Rating is published, MCR will monitor the Credit Ratings on an ongoing basis or as it deems appropriate and will modify the Credit Ratings as necessary to reflect changes in MCR's opinion on creditworthiness. Unless performance triggers prompt a ratings surveillance review, MCR ratings committees review their Credit Ratings at least once every 12 months. Any surveillance review subject to the 12 months requirement that is conducted after the same calendar month of the following year from the last Rating Action Date will be considered late.

Rating Agency Confirmations. As part of its monitoring of structured finance Credit Ratings, MCR may receive a request for a Rating Agency Confirmation (RAC) letter. A RAC letter issued by MCR confirms, post-closing, that a proposed amendment, structural change, or other action or event with respect to a securitized transaction will not, in and of itself, result in a qualification, downgrade, or withdrawal of the current letter ratings of the rated deal certificates. If MCR is requested to provide a RAC for a transaction it rated at issuance, MCR at its sole discretion, may decline to review the RAC request or provide a RAC letter or deny to provide a RAC letter because it believes the request may impact the rating(s). MCR will not perform a RAC for those transactions MCR did not rate at issuance. RAC letters do not constitute any consent, approval, agreement, advice or affirmation with respect to the reason behind a RAC request. In addition, any no downgrade letters and analysis related thereto by MCR does not address: (i) whether the proposed change or amendment is permitted, consistent, or otherwise approved under the rated transaction documents; (ii) any benefits or effect of the proposed change or amendment on the obligation's holders or parties to any rated transaction documents or any such parties interests; and/or (iii) any considerations enumerated or otherwise addressed pursuant to the no downgrade letter and the Ratings letters and Reports issued in connection with the transaction. Any ratings of the rated transactions remain subject to, and qualified by, MCR's Ratings letters and Reports.

Models. The Models, methodologies, and criteria MCR uses in monitoring its Credit Ratings are generally the same as those used for the initial rating, except as noted therein. Most of the distinctions result from differences in the credit-relevant information available at various points in the life of the obligor or obligation. For instance, certain information, such as delinquency rates, may exist only during the monitoring period.

When a Credit Rating methodology, inclusive of any related Model is revised, MCR applies the changes to all affected ratings as soon as reasonably practicable following the effective date of publication of the revised methodology.

Withdrawal of Credit Ratings

Credit Ratings may be withdrawn at any time for any reason. Reasons for withdrawing Credit Ratings could include but are not limited to: the inadequacy of information reporting, a lack of investor interest, an underlying financial obligation that is no longer outstanding, the dissolution or merger of the issuer, a credit rating methodology that is no longer appropriate because of the reduction of the size of the collateral pool, or other business purposes MCR deems appropriate.

Decisions to withdraw Credit Ratings are generally made by the applicable ratings committee. Any withdrawal of a Credit Rating of an issuer or obligor or of a Security that is paid in full or defaulted generally does not require a rating committee. Withdrawals of Credit Ratings for lack of adequate information or for business reasons do not typically require a ratings committee unless a committee was not held in the past 90 days or there is not documented evidence in the rating file of ongoing analytical monitoring. For public ratings, a rating announcement is issued on MCR's public website for rating withdrawals except for withdrawals resulting from full pay-offs.

Morningstar Credit Ratings, LLC – Regulatory Governance Board Charter
Effective as of January 1, 2018

Purpose

The purpose of the Regulatory Governance Board (the "Board") of Morningstar Credit Ratings, LLC ("MCR"), is to satisfy the corporate governance, organization and management of conflicts of interest provisions (the "Rating Agency Governance Requirements") of Section 932 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), Section 15E(t) of the Securities Exchange Act of 1934 (the "Exchange Act") and related Securities and Exchange Commission rules with respect to MCR. The Board shall constitute the "board of directors" of MCR contemplated by the Rating Agency Governance Requirements.

Membership

The Board will consist of at least four members designated by the board of directors of Morningstar, Inc., (i) at least half of whom must be "independent" within the meaning of Section 15E(t)(2)(B) of the Exchange Act (the "Independent Members"), and (ii) at least one of which Independent Members must be a user of credit ratings from a nationally recognized statistical rating organization (an "NRSRO") as contemplated by Section 15E(t)(2)(A) of the Exchange Act. The members will be appointed by the board of directors of Morningstar, Inc. and, in the case of the Independent Members, will serve for a single term not to exceed 5 years. The board of directors of Morningstar Inc. shall appoint the Chair of the Board.

Board Organization and Procedures

The Board will meet quarterly in person or by telephone. It may meet more frequently, if the Board deems it necessary to comply with the responsibilities defined in this Charter.

The Board will have a Chair, who will be responsible for, with input from the other members of the Board, calling, establishing agendas for, and supervising the Board meetings. The Chair, or a member of the Board appointed by the Chair, will report to the board of directors of Morningstar, Inc. the actions of the Board.

A majority of the members of the Board shall constitute a quorum for the transaction of business and the action of a majority of the members present at any meeting at which there is a quorum shall be the act of the Board. The Board may also take any action permitted in this Charter by unanimous written consent.

The Board will keep adequate minutes of its proceedings and shall maintain copies of such minutes and each written consent to action taken without a meeting.

Responsibilities

The Board will:

1. In order to satisfy the Rating Agency Governance Requirements, the Board will oversee, with respect to MCR: (a) the establishment, maintenance and enforcement of policies and procedures for determining credit ratings; (b) the establishment, maintenance and enforcement of policies and procedures to address, manage and disclose any conflicts of interest; (c) the effectiveness of the internal control system with respect to poli-

cies and procedures for determining credit ratings; and (d) compensation and promotion policies and practices.

2. Approve models (including qualitative and quantitative models), procedures and methodologies that MCR uses to determine credit ratings as required by Rule 17g-8(a)(1) under the Exchange Act.

3. Review this Charter at least annually and, if appropriate, revise this Charter from time to time.

4. Perform such other duties and responsibilities, consistent with this Charter and the Rating Agency Governance Requirements, delegated to the Board by the board or directors of Morningstar, Inc.



MORNINGSTAR CREDIT RATINGS, LLC (MCR)

MCR Policy Glossary

Access Person - means: (i) any employee of MCR who has access to Material, Nonpublic and/or Confidential Information; (ii) Morningstar, Inc. compliance personnel dedicated on a full-time basis to MCR's regulated activities; and (iii) other Morningstar, Inc. personnel, as designated by the compliance department. The compliance department will maintain a list of such personnel. When determining whether a Morningstar, Inc. employee is an Access Person for purposes of this policy, the compliance department will consider: (i) whether the person's duties are primarily focused on servicing or supporting MCR; (ii) the geographic location of the employee; and (iii) the level of access to Material, Nonpublic and/or Confidential Information that employee has with respect to MCR**.**

Analytical Manager - an employee who oversees the day-to-day work of analysts or other Analytical Managers, but who is not acting in a general management role. The Analytical Manager's roles may include lead or backup rating analyst, rating committee chair, and rating methodology and quantitative Model development.

Analytical Staff / Employees – an employee that is in an analytical role.

Beneficial Ownership - means Access Person has the opportunity, directly or indirectly, to profit or share in any profit derived from a transaction. Generally, this includes Covered Securities owned by Immediate Family members residing in your home (e.g., a Covered Security held in an account that is under your spouse or partner's name), investment club accounts, or other accounts where you can influence trading decisions.

Client - means a party that contracts MCR to provide Credit Ratings, research, or other consulting services for compensation.

Commission - means the U.S. Securities and Exchange Commission.

Complaint - Complaints received that pertain to the firm's Credit Ratings, Models, methodologies, and compliance with the Federal Securities Laws and the policies and procedures developed under section 15e of the Exchange Act and that may be submitted on a confidential, anonymous basis by employees or users of MCR's Credit Ratings.

Confidential Information – Confidential Information shall include Issuer Confidential Information and Company Confidential Information.

Issuer Confidential Information includes information received by MCR from a rated entity, obligor, or originator, or the underwriter or arranger of an obligation or its accountants, attorneys, or other agents that has been marked proprietary and confidential or in respect of which MCR has received from the issuer specific written notice of its proprietary and confidential nature.

Company Confidential Information includes but is not limited to Morningstar Inc. and/or MCR's:

- Strategic plans including mergers and acquisitions;
- Contracts with third parties;
- Salary information;
- Product development ideas;
- Research data;

- Customer lists;
- Product pricing;
- Confidential Client Information, including Client personal identifying information;
- Credit Rating Actions which have been approved by a CRC but not yet published on the MCR website.

Control and/or Controlling - means the power to exercise a Controlling influence over the management or policies of a company unless such power is solely the result of an official position with such company. Any person with direct or indirect Beneficial Ownership of more than ten percent (10%) of the voting securities or other equity, ownership or voting rights of a company shall be presumed to Control such company, provided, however, that this presumption may be rebutted but shall be in effect until a determination to the contrary is made by the compliance department.

Covered Security - means a Security (as defined below, which, in effect, means all Securities) except that it shall not include: (i) direct obligations of the government of the United States; (ii) bankers' acceptances, bank certificates of deposit, commercial paper and high quality short-term debt instruments, including repurchase agreements; (iii) Securities or shares issued by money market Funds; (iv) Securities or shares issued by open-end, closed-end, or exchange-traded Funds other than Reportable Funds; (v) Securities or shares issued by unit investment trusts that are invested exclusively in one or more open-end Funds, none of which are Reportable Funds; and (vi) individual retirement accounts, 401k plans/accounts, 529 plans and Keogh plans that hold only Securities or shares that are excluded from the definition of a Covered Security under the foregoing items (i) through (v) of this sentence.

Confidential Credit Ratings - Confidential Credit Ratings are Credit Ratings that are prepared exclusively for the person or entity requesting the Credit Rating and are not made publicly available by MCR.

Credit Rating - A MCR Credit Rating is only an opinion on the ability of the collateral or obligor to support timely interest payments and to repay principal by the rated final distribution date according to the terms of the transaction and subject to the various qualifications, caveats and considerations enumerated in its respective ratings letters, Ratings Reports, and MCR's public website, www.morningstarcreditratings.com. MCR Credit Ratings are primarily a measure of relative creditworthiness and likelihood of default. MCR utilizes a set of letter ratings ranging from AAA to D to express its opinion on the credit quality of a Security or issuer based on MCR's policies and procedures. MCR also provides finer gradations of the ratings ranging from AA to CCC by adding a plus or minus sign to indicate relative strength within the rating categories.

Credit Rating Action - An initial Credit Rating, change to an existing Credit Rating, affirmation of an existing Credit Rating, withdrawal of an existing Credit Rating (with the exception resulting from full pay-offs), in each case as and when such action is released.

DCO - the designated compliance officer for the purposes of the U.S. Securities Exchange Act of 1934.

Federal Securities Laws - means the Securities Act of 1933, the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, the Investment Company Act of 1940, the Investment Advisers Act of 1940, Title V of the Gramm-Leach-Bliley Financial Modernization Act of 1999, any rules adopted by the Securities and Exchange Commission under any of these statutes, the Bank Secrecy Act of 1970 as it applies to Funds and investment advisers, and any rules adopted thereunder by the Securities and Exchange Commission or the Department of the Treasury, each, as amended.

Fund - means an investment company registered under the Investment Company Act of 1940, as amended.

Gift - A Gift can consist of cash or any goods, entertainment, meal, including but not limited to, cash equivalents (such as Gift certificates or cards), as well as things with no clear monetary value that benefit the recipient, other than items provided in the context of normal business activities, such as meetings.

Immediate Family - means (i) an employee's spouse or domestic partner, (ii) employee's dependent child or stepchild, (iii) any other relative of employee's (such as non-dependent child, grandchild, parent, grandparent, sibling, or any in-law or step relative or any adoptive relationship) that is living in the same household, and (iv) any legal entity Controlled or managed by either the employee or any Immediate Family.

Internal Credit Ratings - Credit Ratings initiated by MCR solely for the purpose of providing analytical inputs into other Credit Ratings (dependent Credit Ratings) are considered Internal Credit Ratings.

Material Difference - The final Credit Rating level is three notches or more in either direction from the rating implied by the Model**.**

Material Information - Generally speaking, information is material where there is a substantial likelihood that a reasonable investor could consider the information important in deciding whether to buy or sell the Securities in question, or where the information, if disclosed, could be viewed by a reasonable investor as having significantly altered the total mix of information available. If an Access Person has any doubt whether certain information is material, this doubt should be resolved against trading or communicating this information.

Model - The term Model is defined as a quantitative method, system, or approach that uses statistical, economic, financial, and mathematical theories, techniques, and assumptions to process input data into quantitative estimates. A Model generally consists of several components including input data, assumptions, underlying modeling theory, and a reporting mechanism. Models within the context of this framework are also narrowly defined, per the definition cited in the Model Governance Policy, for the use of supporting the overall Credit Rating methodology for a respective asset type, financial or non-financial corporation, or Security. Models may also incorporate qualitative inputs and are inclusive of complex spreadsheets reflecting financial data to be manipulated to help support a decision on a Credit Rating.

Model Governance - The independent oversight process that governs the assessment of the quality and integrity of MCR's quantitative Models that are used in the ratings process. Such oversight may include the review of Model validation and verification processes, the assignment of risk rankings, and the completion of back testing, benchmarking, and/or user acceptance testing. In accordance with MCR's Model Governance Policy, all Models must be approved for use by MCR's Model Risk Management Committee and the Regulatory Governance Board before they can be used in the Credit Ratings process.

Nonpublic Information - Any information that has not been disseminated to the public in a manner reasonably designed to provide broad distribution, such as inclusion in reports filed with the Commission or press releases issued by the issuer of the Securities, or reference to this information in publications of general circulation. Information provided by a Client concerning what Securities are being followed by the Client, and the Client's past, present and prospective Securities transactions or holdings, is strictly Confidential.

NR (non-rated) - In situations where MCR rates certain classes of Securities from an issuer or a transaction but does not rate other classes, a NR designation is applied by MCR to those Securities it does not rate.

NRSRO - Nationally Recognized Statistical Rating Organization.

Point in Time Credit Ratings - In rare cases where ongoing surveillance of a Credit Rating is not appropriate and / or not desired by the requestor of a Credit Rating, MCR may explicitly state Point in Time Credit Rating not subject to surveillance in a prominent location when communicating the rating action.

Primary/Lead Analyst - The Analyst who has been assigned primary responsibility for (a) determining a rating recommendation, (b) presenting that rating recommendation to a rating committee and (c) communicating with an issuer or a Client with respect to a specific Credit Rating Action.

Private Credit Ratings - Private Credit Ratings are Credit Ratings that are prepared for a restricted audience and are not generally made publicly available by MCR.

Purchase or Sell of a Covered Security - means acquisition or disposition of any direct or indirect Beneficial Ownership in a Covered Security and includes, among other things, the writing of an option to Purchase or Sell a Covered Security.

Rating Action Date - For public Credit Ratings, the Rating Action Date will be the publication date on the MCR website. For Private and Confidential Credit Ratings, the Rating Action Date will be the date when the ratings letter is released.

Ratings Report - For structure finance, Ratings Reports include presale report, final ratings confirmation and postsale report. For corporate and financial institution, Ratings Reports refer to the rating announcements.

Reportable Fund - means: (i) any Fund for which you serve as an investment adviser (as defined under the Investment Company Act of 1940, as amended; or (ii) any Fund whose investment adviser or principal underwriter you Control, Controls you, or is under common Control with you; or (iii) Sector Funds (for Analytical Staff only). For purposes of this definition of a Reportable Fund, Control has the same meaning ascribed to it in Section 2(a)(9) of the Investment Company Act of 1940.

Sales and Marketing Staff – means an employee who participate sales, marketing, or business development activities. Their responsibilities are directed at increasing, improving, maintaining, obtaining, or securing the sales, revenues, market share or market position of MCR.

Security - means any financial instrument that is, or derived from, equity or fixed income Securities. A Security may be, but not limited to, a note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, pre-organization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option or privilege on any security (including a certificate of deposit) or on any group or index of Securities (including any interest therein or based on the value thereof), or any put, call, straddle, option or privilege entered into on a national securities exchange relating to foreign currency or, in general, any interest or instrument commonly known as a Security, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any Security of the foregoing. The term Security can also include any commercial mortgaged-backed Securities, residential mortgage-backed Securities or any other asset-backed Securities or structured products.

Solicited Credit Ratings - Credit Ratings issued by MCR which are performed at the request of the issuer (or its agent) are considered Solicited Credit Ratings. Solicited Credit Ratings may be public, private, or confidential. A Credit Rating will be considered to be at the request of the issuer or its agent if (a) there is an agreement for the provision of the Credit Rating between MCR and the issuer (or its agent) and/or (b) Morningstar Credit Ratings gets paid for the Credit Rating.

Substantial Component - The Model output constitutes 50% or more of the input into a Credit Rating level.

Third-Party Service Provider - means servicers or other participants in finance transactions (such as loan originations and structured finance transactions), which may include servicers of various assets, loan originators and other Third-Party Service Providers.

Unsolicited Credit Ratings - Credit Ratings issued by MCR other than Solicited Credit Rating or Internal Credit Ratings.